(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER

CUSIP NUMBER

For Period Ended: 10/31/2009
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE INC
Full Name of Registrant

Former Name if Applicable

17872 Cartwright Road, Irvine, CA 92614
Address of Principal Executive Office

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As disclosed by the Registrant on Form 8-K filed with the Securities and Exchange Commission on October 15, 2009, the Registrant's previously filed consolidated financial statements for the fiscal years ended April 30, 2007 and April 30, 2008 on Form 10-K and each of the quarterly condensed consolidated financial statements on Form 10-Q for the periods ended October 31, 2006 through January 31, 2009 (the "Effected Periods") should no longer be relied upon as the Registrant determined that it had not properly accounted for derivative financial instruments associated with embedded features contained within certain debt arrangements and provisions of certain warrant contracts originating during the Effected Periods. The Registrant is currently assessing the impact of the corrections required to properly account for the derivative instruments and the impact those corrections have on its historical financial statements and filings.

The Registrant is unable to file its Quarterly Report on Form 10-Q for the period ended October 31, 2009, on or before the prescribed due date of December 10, 2009, or on or before the fifth calendar day following such filing date as prescribed in Rule 12b-25 until this assessment is complete. The Registant plans to file its Form 10-Q for the quarterly period ended October 31, 2009 as soon as possible following the completion of its assessment and filing of its 10-K for the year ended April 30, 2009 and its 10-Q for the quarterly period ended July 31, 2009.

This Form 12b-25 may contain forward looking statements. These forward-looking statements come within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, and are subject to the "safe harbor" created by those sections. These statements include words such as "may," "could," "will," "should," "assume," "expect," "anticipate," "plan," "intend," "believe," "predict," "estimate," "forecast," "outlook," "potential," or "continue," or the negative of these terms, and other comparable terminology. Such statements include, without limitation, the anticipated loss from operations for the fiscal quarter ended October 31, 2009. Various risks and other factors could cause actual results, and actual events that occur, to differ materially from those contemplated by the forward looking statements.   Factors and risks that may cause actual results to differ include, but are not limited to, subsequent events that occur after this filing but prior to the Registrant's filing of Form 10-Q which could change the amount of loss from operations reported in this filing, risks that Registrant's responses to the open SEC comment letters, when completed, will yield different results than anticipated, risks that the Registrant will not be able to conclude its assessment within a reasonable period of time which could result in future filings not being made timely and the Registrant being delisted from the Nasdaq Global Market, risks that management or the Registrant's independent accounting firm could conclude that the financial statements included in its prior filings need to be restated, risks associated with a restatement of prior financial statements including, without limitation, adverse regulatory action or litigation, risks related to the Registrant's ability to raise capital, and risks that the Registrant's failure to timely file could result in a breach of certain material contracts.

SEC 1344 (05-06)
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently
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(Attach Extra Sheets if Needed)

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Kenneth R. Lombardo	248 619 9277
(Name)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒ No
Form 10-K for the fiscal year ended April 30, 2009 and Form 10-Q for the fiscal quarter ended July 31, 2009.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE INC
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	12/11/2009	By	/s/ W. Brian Olson
W. Brian Olson Chief Financial Officer

Part IV(3) Explanation

The Registrant anticipates a loss from operations of approximately $4.6 million for its second quarter of fiscal 2010 as compared to a loss from operations of $2.7 million for its second quarter of fiscal 2009. The increase in loss from operations in the current period as compared to the same period in the prior year is mainly attributable to (i) lower contract revenue in the current year period, (ii) a gain of $1.2 million recognized in the prior year period as a result of a non-recurring property damage insurance claim settlement which was recorded in the prior year period as a reduction to selling, general and admistrative expense, and (iii) increased professional fees incurred in the current period related to the Registrant's assessment of its accounting for derivative instruments. The Registrant is unable to reasonably estimate its net loss for the second quarter of fiscal year 2010 as it has not yet finalized the impacts of the corrections that will be required to be made to its historical financial statements in connection with the assessment and the impact that those corrections will have on its current period financial statements.